

05039362

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Annual Audited Report	Information Required of Brokers and Dealers	Sec File No.
Form X-17A-5	Pursuant to Section 17 of the Securities	
Part III	Exchange Act of 1934 and Rule 17a-5 Thereunder	8 - 31177

REPORT FOR THE PERIOD BEGINNING ____01/01/04____ AND ENDING ____12/31/04____

MM/DD/YY   M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Pacific Corporate Finance LLC

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 200
(No. and Street)

| La Jolla | California | 92037 |
| (City) | (State) | (Zip Code) |

RECEIVED
MAR 0 1 2005
185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Posner   858-456-6000

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

| 695 Town Center Dr., Suite 1200 | Costa Mesa | CA | 92626-7188 |
| (Address) | City | State | Zip Code |

PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

CHECK ONE:
- _x_ Certified Public Accountant
- __ Public Accountant
- __ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*   Claims for exemption from the requirement that the annual report be covered by the opinion of an
       independent public accountant must be supported by a statement of facts and circumstances relied
       on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Philip Posner, Managing Director and Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Pacific Corporate Finance LLC (the "Company") as of December 31, 2004 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

_____
Title

_____
Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

Deloitte.

Deloitte & Touche LLP
Suite 1900
701 "B" Street
San Diego, CA 92101-8198
USA

Tel: +1 619 232 6500
Fax: +1 619 237 1755
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

Member
Pacific Corporate Finance LLC

We have audited the following financial statements of Pacific Corporate Finance LLC (the "Company") as of and for the year ended December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page(s)
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6–7

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 25, 2005

PACIFIC CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 201,520
ACCOUNTS RECEIVABLE	345,924
PREPAID EXPENSES	2,185
TOTAL	$ 549,629

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES:	
Accrued expenses	$ 7,515
Payable to affiliate	77,719
TOTAL LIABILITIES	85,234
MEMBER'S CAPITAL	464,395
TOTAL	$ 549,629

See notes to financial statements.

PACIFIC CORPORATE FINANCE LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Investment advisory fees	$ 595,924
Interest	1,400
Total revenues	597,324
EXPENSES:	
Salaries and bonuses	196,838
Outside services	75,514
Professional fees	24,817
License and fees	4,091
Other	74,469
Total expenses	375,729
INCOME BEFORE PROVISION FOR FRANCHISE TAXES	221,595
PROVISION FOR FRANCHISE TAXES	800
NET INCOME	$ 220,795

See notes to financial statements.

PACIFIC CORPORATE FINANCE LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2004

BALANCE—January 1, 2004	$ 243,600
Net income	220,795
BALANCE—December 31, 2004	$ 464,395

See notes to financial statements.

PACIFIC CORPORATE FINANCE LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 220,795
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(174,634)
Increase in prepaid expenses	(2,185)
Increase in accrued expenses	515
Increase in payable to affiliate	77,719
Total adjustments	(98,585)
Net cash provided by operating activities	122,210
NET INCREASE IN CASH AND CASH EQUIVALENTS	122,210
CASH AND CASH EQUIVALENTS—Beginning of year	79,310
CASH AND CASH EQUIVALENTS—End of year	$ 201,520

See notes to financial statements.

PACIFIC CORPORATE FINANCE LLC

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Organization—Pacific Corporate Finance LLC (the "Company"), a wholly owned subsidiary of Pacific Corporate Group Holdings, LLC ("PCGH"), provides consulting and advisory services in the areas of corporate finance, institutional private placements, mergers and acquisitions and corporate joint ventures. The Company was granted its registration as a securities broker-dealer and investment adviser by the Securities and Exchange Commission in 1984. The Company does not conduct any security transactions for clients.

   Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash Equivalents—Cash equivalents are comprised of highly liquid investments with maturities of three months or less.

   Revenue Recognition—Financial consulting services are provided on a fee basis. Revenue is recognized over the period the services are rendered.

   Income Taxes—The Company is included in the consolidated income tax return filed by PCGH. The Company is organized as a limited liability company for federal income tax purposes. Pursuant to this tax organization, the Company has no liability for federal income taxes since such taxes, if any, are the responsibility of the sole member. However, the Company is subject to state franchise tax for limited liability corporations, which is estimated at $800 as of December 31, 2004.

   Fair Value of Financial Instruments—All of the Company's financial instruments are carried at fair value.

2. **NET CAPITAL REQUIREMENTS**

   Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. The basic concept of the rule is liquidity, its objective being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2004, the Company had net capital of $116,286, which was $110,601 in excess of the amount of its required net capital of $5,685. The Company's ratio of aggregate indebtedness to net capital was 0.73 to 1.

3. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph B.(k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting securities transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

4. CERTAIN RELATED PARTY TRANSACTIONS

PCGH shares office facilities, certain expenses and employee costs with the Company, Pacific Corporate Finance LLC, Pacific Corporate Capital LLC and Pacific Corporate Group LLC, entities consolidated in ownership under PCGH. Such costs are allocated to the Company on the Company's revenue relative to PCGH's consolidated revenue. At December 31, 2004, the Company's portion of such costs was $365,562, including salaries and bonuses of $196,838, outside services of $75,514, professional fees of $17,302, licenses and fees and other operating expenses of $75,908. Expenses also include $10,167 of direct expenses to the Company, comprised primarily of professional fees. The amount due to Affiliates of $77,719 at December 31, 2004 consists of a net underpayment by the Company of such costs during the year. All income taxes for the Company are paid for by PCGH.

5. CONCENTRATION OF CREDIT RISK

The Company is registered to engage in various trading and brokerage activities. Counterparties to these activities primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2004, the Company has not engaged in trading or brokerage activities.

* * * * * *

PACIFIC CORPORATE FINANCE LLC

**SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004**

TOTAL CAPITAL—Total member's capital from statement of financial condition	$464,395
Nonallowable assets included in the statement of financial condition:	
Accounts receivable	345,924
Prepaid expenses	2,185
Total deductions and charges	348,109
NET CAPITAL	$116,286
TOTAL AGGREGATE INDEBTEDNESS INCLUDED IN THE STATEMENT OF FINANCIAL CONDITION	$ 85,234
MINIMUM NET CAPITAL REQUIRED (the greater of 6.67% of aggregate indebtedness or $5,000)	$ 5,685
EXCESS NET CAPITAL	$110,601
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.73
RECONCILIATION WITH THE COMPANY'S COMPUTATION:	
Net capital—as reported in Company's Part II of Form X-17A-5 as of December 31, 2004	$201,520
Adjustments for expenses	(85,234)
Net capital per above	$116,286

Deloitte.

Deloitte & Touche LLP
Suite 1900
701 "B" Street
San Diego, CA 92101-8198
USA

Tel: +1 619 232 6500
Fax: +1 619 237 1755
www.deloitte.com

February 25, 2005

Pacific Corporate Finance LLC
1200 Prospect Street
La Jolla, California 92037

In planning and performing our audit of the financial statements of Pacific Corporate Finance LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Member of
Deloitte Touche Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be a material weakness, as defined above:

> The size of the business and resultant limited number of employees necessarily impose practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2004 financial statements, and this report does not affect our report on such financial statements dated February 25, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP